SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 **Fax** +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

December 14, [redacted]

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
James S. Boynton, Esq.

SECURITAS

Press Release from Securitas AB

December 14, 2005

Securitas protected by US SAFETY Act

Securitas Security Services USA has received from the Department of Homeland Security the highest level of protection afforded by the SAFETY Act. The SAFETY Act (Support Anti-terrorism by Fostering Effective Technologies Act) provides a system of risk and liability management benefits to providers of anti-terrorism products and services.

Among other benefits, this protection provides Securitas with third-party liability immunity from claims arising from acts of terrorism within the United States. This protection will also extend to Securitas' subcontractors, and, more importantly, to its clients, thereby giving Securitas' clients the SAFETY Act protection from expensive and disastrous third-party liability.

Don Walker, chairman of Security Services USA, stated, "We are very pleased to receive this approval which follows an extensive review by the Department of Homeland Security of the service standards adopted and followed by our company. We are especially pleased that this approval enables us to provide a valuable benefit to our clients, as the liability protection provided by this award flows through to them."

Further information can be obtained from:

Thomas Berglund, President and CEO	+44 (0) 20 8432 6500
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6500
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523
	+44 (0) 7884 117 192

The press release is also available on: www.securitasgroup.com

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SECURITAS

Notes to Editors:

Securitas is a world leader in security, active in more than 20 countries in Europe and North America. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Security Systems** for integrated and high end security systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash processing, transport and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 60,000.

Security Services USA, a subsidiary of Securitas AB, is the largest provider of security services in the US. It is a market leader in providing security solutions, including uniformed security officers, consulting & investigations and security systems integration. Security Services USA has branch office operations throughout the US with approximately 100,000 employees. For more information about Security Services USA, visit www.securitasinc.com.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70